UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Coinstar, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

19259P300

(CUSIP Number)

February 26, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person McDonald’s Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,500,000
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (1)
12.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 29,998,047 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 28,250,145 shares of Common Stock outstanding as of February 25, 2009, as reported in the Issuer’s Form S-3 filed on February 26, 2009, (ii) 1,500,000 shares of Common Stock issued to GetAMovie, Inc. on February 26, 2009 upon the closing of the transactions set forth in the Purchase and Sale Agreement by and between the Issuer and GetAMovie, Inc. filed as Exhibit No.1 to the Issuer’s Form 8-K filed on February 12, 2009 and (iii) 247,902 shares of Common Stock issued to minority interests and non-voting interest holders in Redbox Automated Retail, LLC on February 26, 2009, as reported in the Issuer’s Form 8-K filed on February 26, 2009.

1.	Name of Reporting Person GetAMovie, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,500,000
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)
12.	Type of Reporting Person (See Instructions) CO

(2) The calculation of the foregoing percentage is based on 29,998,047 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 28,250,145 shares of Common Stock outstanding as of February 25, 2009, as reported in the Issuer’s Form S-3 filed on February 26, 2009, (ii) 1,500,000 shares of Common Stock issued to GetAMovie, Inc. on February 26, 2009 upon the closing of the transactions set forth in the Purchase and Sale Agreement by and between the Issuer and GetAMovie, Inc. filed as Exhibit No.1 to the Issuer’s Form 8-K filed on February 12, 2009 and (iii) 247,902 shares of Common Stock issued to minority interests and non-voting interest holders in Redbox Automated Retail, LLC on February 26, 2009, as reported in the Issuer’s Form 8-K filed on February 26, 2009.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), McDonald’s Corporation, a Delaware corporation, and GetAMovie, Inc., an Illinois corporation (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.001 per share (the “Common Stock”), of Coinstar, Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Coinstar, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1800 114th Avenue SE

Bellevue, Washington 98004

Item 2.

(a)	Name of Person Filing:

McDonald’s Corporation

GetAMovie, Inc.

(b)	Address of Principal Business Office or, if None, Residence:

2915 Jorie Boulevard

Oak Brook, IL 60523

(c)	Citizenship:
See Item 4 of each of the cover pages.
(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

19259P300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: As of the date hereof, GetAMovie, Inc. directly owns 1,500,000 shares of Common Stock, which represents approximately 5.0% of the 29,998,047 shares of Common Stock believed to be outstanding as of February 26, 2009 calculated as set forth in the footnotes to Item 11 of each of the cover pages. By virtue of its indirect ownership of 100% and control of GetAMovie, Inc., McDonald’s Corporation may be deemed to share beneficial ownership of (and the power to vote and the power to dispose of) these shares of Common Stock.

(b) Percent of Class: See Item 11 and accompanying footnotes of each of the cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii) Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2009

MCDONALD’S CORPORATION
By:	/s/ Robert L. Switzer Name: Robert L. Switzer Title: Corporate Vice President - Assistant General Counsel and Assistant Secretary

GETAMOVIE, INC.
By:	/s/ Robert L. Switzer Name: Robert L. Switzer Title: Vice President - Assistant Secretary

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement